May 10, 2018

D. Victor Perlroth, M.D.
Chairman and Chief Executive Officer
Kodiak Sciences Inc.
2631 Hanover Street
Palo Alto, CA 94304

       Re: Kodiak Sciences Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 30, 2018
           CIK No. 0001468748

Dear Dr. Perlroth:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Exhibits

1. Please include the 2018 Employee Stock Purchase Plan as an exhibit to the registration statement or provide your analysis as to why it is not required to be filed as an exhibit.
 D. Victor Perlroth, M.D.
Kodiak Sciences Inc.
May 10, 2018
Page 2

       You may contact Mary Mast at (202) 551-3613 or Lisa Vanjoske at (202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.


FirstName LastNameD. Victor Perlroth, M.D.
                                                          Division of
Corporation Finance
Comapany NameKodiak Sciences Inc.
                                                          Office of Healthcare
& Insurance
May 10, 2018 Page 2
cc:       Michael Nordtvedt
FirstName LastName